UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-29391
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VIA NET.WORKS, Inc.
Full Name of Registrant

Former Name if Applicable

H. Walaardt Sacréstraat, 401-403
Address of Principal Executive Office (Street and Number)

1117 BM Schiphol-Oost, Amsterdam, The Netherlands
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The registrant recently announced that it  is working with PricewaterhouseCoopers to obtain new financing to address an urgent liquidity problem. The registrant also announced that it is considering the sale of part or all of its business, among other alternatives. The registrant stated that a combination of factors including unanticipated revenue shortfalls in certain of its legacy VIA companies and its new VIA Express business would leave the registrant with insufficient cash reserves to continue operations in early April 2005.  The registrant further disclosed that it is actively pursuing two parallel processes.  The registrant is considering sales of all or parts of its businesses and is currently in discussion with a number of parties with a view to concluding one or more transactions on an accelerated basis.  The registrant also is engaging in discussions with potential investors to provide funds sufficient to enable the registrant to reach the point of cash flow break-even.  The registrant has stated that any new financing would likely include equity components that would be dilutive to existing shareholders.  The registrant has further stated that it has targeted the end of March to complete a definitive agreement for either the financing or the transaction alternatives, but the registrant cannot guarantee it will be able to reach final agreement for either of these alternatives.

In view of these matters, particularly the urgent liquidity problem, the registrant has not been able to complete the discussion in the Form 10-K about the registrant’s business and current plans or its financial statements for the year ended December 31, 2004.  The registrant expects that completed discussion and financial statements would include disclosure of new financing or a proposed sale, without which the registrant could not continue as a going concern, although the registrant cannot assure that new financing will be raised or a proposed sale completed.  The registrant does not believe it will be able to file its Form 10-K within the 15 calendar days following the prescribed due date based upon the current status of discussions with potential lenders or buyers, but intends to complete its financial statements and discussion of its business and plans either following a financing or in connection with any proxy statement that would be prepared regarding a possible sale transaction.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Matt S. Nydell	31 (0)	205 020 058
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s results of operations for the year ended December 31, 2004 will reflect the following significant changes as compared to the year ended December 31, 2003:

1.  Significant Changes in the Business during 2004.  In the beginning of 2004, the registrant began a strategic shift of its sales and channel focus from Internet access to web-hosting and Internet security services to be sold through its new VIA Express channel and Amen group of companies.  In late January 2004, the registrant acquired the Amen group of companies, a group of European web hosting companies headquartered in Paris, France, with additional operations in Spain, Italy and the UK.  This group of companies contributed approximately $8.3 million in revenues to the registrant’s consolidated revenues and approximately $7.2 million of Internet services costs and selling, general and administrative expenses (SG&A) in 2004.  In August 2004, the registrant acquired the continental operations of PSINet Europe.  These operations contributed approximately $15.7 million to the registrant’s 2004 consolidated revenues and approximately $15.5 million of Internet services costs and SG&A expenses in 2004.   The PSINet Europe operations, located in Belgium, France, Germany, the Netherlands and Switzerland, provide managed hosting, managed networks and monitored access services.  In September 2004, the registrant sold its legacy United Kingdom operation, VIA NET.WORKS UK Ltd, which had comprised approximately $23.9 million (34%) of the consolidated revenues of the registrant in 2003.   Accordingly, the registrant’s revenue and other results of operations will be markedly different for 2004 than for 2003.

2.  Negative Trend in Cash and Liquidity.  The registrant began 2004 with $65.8 million in cash and cash equivalents and $1.4 million in restricted cash.  The registrant had negative cash flow of $46.6 million for the year ended December 31, 2004, leaving it with $15.5 million in cash and cash equivalents and $5.1 million in restricted cash at December 31, 2004.  Subsequent to year end, the registrant has experienced an urgent liquidity crisis, discussed more fully in Part III above.

VIA NET.WORKS, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2005	By	/s/ Matt S. Nydell
Senior Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).